

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2006

Wayne W. Roumagoux
Chief Financial Officer
ML Macadamia Orchards, L.P.
26-238 Hawaii Belt Road
Hilo, HI 96720

> **Re:**   **ML Macadamia Orchards, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 17, 2006**
> **Response Letter Dated October 16, 2006**
> **File No. 001-09145**

Dear Mr. Roumagoux:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and response letter and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements, page 22

(d) Farming Costs, page 28

1. We have reviewed your response to comment 4 of our letter dated September 28, 2006. Please expand your disclosure to discuss your accounting policy for farming costs in more detail. Your expanded disclosure should address the timing of incurring pre-harvest farming costs and how these costs are capitalized and accounted for throughout the year, as discussed in your response.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

      Sincerely,

      April Sifford
      Branch Chief

cc: Mr. Ryan Milne
       Ms. Shannon Buskirk